Exhibit 3.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF

FIRST COMMONWEALTH FINANCIAL CORPORATION

Article 1.    The name of the corporation is First Commonwealth Financial Corporation.

Article 2.    The location and post office address of the registered office of the Corporation in this Commonwealth is 22 North Sixth Street, Indiana, Pennsylvania 15701.

Article 3.    The corporation is incorporated under the Business Corporation Law of the Commonwealth of Pennsylvania for the following purpose or purposes: To have unlimited power to engage in and do any lawful act concerning any or all lawful business for which corporations may be incorporated under the provisions of the Business Corporation Law of the Commonwealth of Pennsylvania. The corporation is incorporated under the provisions of the Business Corporation Law of the Commonwealth of Pennsylvania (Act of May 5, 1933, P.L. 364, as amended).

Article 4.    The term for which the corporation is to exist is perpetual.

Article 5.    The aggregate number of shares that the corporation shall have authority to issue is 3,000,000 shares of Preferred Stock, par value $1 per share (the “Preferred Stock”), and 200,000,000 shares of Common Stock, par value $1 per share (the “Common Stock”). The Board of Directors shall have the full authority permitted by law to divide the authorized and unissued shares of Preferred Stock into classes or series, or both, and to determine for any such class or series its designation and the number of shares of the class or series and the voting rights, preferences, limitations and special rights, if any, of the shares of the class or series.

Article 6.    The name(s) and post office address(es) of each incorporator(s) and the number and class of shares subscribed by each such incorporator(s) is (are): Name: E. James Trimarchi; Address (including street number): 601 Philadelphia Street, Indiana, Pa. 15701; Number and Class of Shares: 1 share of Common Stock.

Article 7.    Except as otherwise provided in Section 902.1 (Merger Without Shareholder Approval) of the Pennsylvania Business Corporation law (or the corresponding provisions of any future Pennsylvania corporation law), no merger, consolidation, liquidation or dissolution of the corporation nor any action that would result in the sale or other disposition of all or substantially all of the assets of the corporation shall be valid unless first approved by the affirmative vote of the holders of at least seventy-five percent (75%) of the outstanding shares of Common Stock. This Article 7 may not be amended unless first approved by the affirmative vote of the holders of at least seventy-five percent (75%) of the outstanding shares of Common Stock.

Article 8.    Cumulative voting rights shall not exist with respect to the election of directors.

Article 9.    (a) The Board of Directors may, if it deems it advisable, oppose a tender or other officer for the corporation’s securities, whether the offer is in cash or in the securities of a corporation or otherwise. When considering whether to oppose an offer, the Board of Directors may, but is not legally obligated to, consider any pertinent issue; by way of illustration, but not of limitation, the Board of Directors may, but shall not be legally obligated to, consider any or all of the following:

(i) Whether the offer price is acceptable based on the historical and present operating results or financial condition of the corporation;

(ii) Whether a more favorable price could be obtained for the corporation’s securities in the future;

(iii) The impact which an acquisition of the corporation would have on the employee, depositors and customers of the corporation and its subsidiaries and the communities which they serve;

(iv) The reputation and business practices of the offeror and its management and affiliates as they would affect the employees, depositors and customers of the corporation and its subsidiaries and the future value of the corporation’s stock;

(v) The value of the securities (if any) which the offeror is offering in exchange for the corporation’s securities based on an analysis of the worth of the corporation as compared to the corporation or other entity whose securities are being offered; and

(vi) Any antitrust or other legal and regulatory issues that are raised by the offer.

(b) If the Board of Directors determines that an offer should be rejected, it may take any lawful action to accomplish its purpose, including, but not limited to, any or all of the following: advising shareholders not to accept the offer; litigating against the offeror; filing complaints with all governmental and regulatory authorities; acquiring the corporation’s securities; selling or otherwise issuing authorized but unissued securities or treasury stock or granting options with respect thereto; acquiring a company to create an antitrust or other regulatory problem for the offeror; and obtaining a more favorable offer from another individual or entity.

Article 10.    Shares of Common Stock or Preferred Stock may be certificated or uncertificated, as provided under Pennsylvania law, and this Article 10 shall not be interpreted to limit the authority of the Board of Directors to issue some or all of any of the classes or series of shares of the corporation without certificates. To the extent certificates for shares are issued, such certificates shall be in the form as set forth in the corporation’s Bylaws. In the case of shares issued without certificates, the corporation will, or cause its transfer agent to, within a reasonable time after such issuance, send the holders of such shares a written statement containing the information required to be set forth on certificates by the corporation’s Bylaws, by these Articles of Incorporation, or otherwise by applicable law or regulation.